Exhibit (a)(5)(B)
Ambassadors International, Inc. Commences Exchange Offer for $97 Million Convertible Senior Notes due 2027
SEATTLE, Washington, September 25, 2009 — Ambassadors International, Inc. (the “Company”) (Nasdaq: AMIE) today announced that it has commenced an exchange offer (the “Exchange Offer”) for any and all of the Company’s $97 million of outstanding 3.75% Convertible Senior Notes due 2027, CUSIP Nos. 023178AA4 and 023178AB2 (the “Convert Notes”).
Upon the terms and subject to the conditions of the Exchange Offer, the Company is offering for each $1,000 principal amount of Convert Notes validly tendered:
•	230.3766 shares of the Company’s common stock (“Common Stock”); plus

•	$273.1959 principal amount of the Company’s 10% Senior Secured Notes due 2012 (the “New Notes”).
If all of the $97 million in outstanding Convert Notes are validly tendered and accepted in the Exchange Offer:
•	the Company will issue approximately 22.3 million new shares of Common Stock, which will represent approximately 66.67% of the Company’s outstanding Common Stock immediately following the Exchange Offer;

•	the Company will issue $26.5 million in aggregate principal amount of New Notes in the Exchange Offer; and

•	the Company’s outstanding debt will be reduced by $70.5 million.
Holders of approximately 59.5% of the aggregate principal amount of Convert Notes have entered into separate exchange offer commitment and support agreements with the Company pursuant to which such holders have agreed, subject to the terms of such agreements, to tender their Convert Notes in the Exchange Offer.
Interest on the New Notes will be payable in kind or in cash, at the Company’s option. Certain of the Company’s existing and future subsidiaries will fully and unconditionally guarantee the Company’s obligations under the New Notes on an unsubordinated, secured basis. The Company will not receive any cash proceeds in connection with the Exchange Offer.
The Company is making the Exchange Offer in order to reduce its outstanding indebtedness and decrease its annual cash interest expense. The Company believes that reducing its outstanding indebtedness is appropriate in light of its ongoing restructuring and will promote its long-term financial viability. Moreover, reducing its annual interest expense should make additional cash available to fund operations.
The Company continues to execute the plan announced in February 2009 to focus all capital and efforts on Windstar Cruises and the small ship luxury segment. The Company has completed sales of the Housing portion of its Travel and Events division and its Marine Group earlier this year and recently entered into two separate definitive agreements to dispose of its Cypress

Reinsurance business and sell the vessel Queen of the West to Blue Spruce LLC, an affiliate of American Cruise Lines.
Concurrently with the Exchange Offer, the Company is also soliciting consents (the “Consent Solicitation”) to remove certain covenants and make certain other amendments to the indenture for the Convert Notes (the “Proposed Amendments”). The Company is not offering any separate or additional payment for the consents to the Proposed Amendments. Pursuant to the terms of the indenture for the Convert Notes, the Proposed Amendments require the receipt of consents from holders of at least a majority in aggregate principal amount of outstanding Convert Notes.
The Exchange Offer and Consent Solicitation will expire at 12:00 midnight, New York City time, on October 23, 2009, unless extended. Tenders of Convert Notes must be made before the Exchange Offer expires and may be withdrawn at any time before the Exchange Offer expires. To receive the consideration in the Exchange Offer, holders must validly tender and not withdraw their Convert Notes prior to the expiration date.
The Exchange Offer and Consent Solicitation is subject to stockholder approval pursuant to the rules of The NASDAQ Global Market, as well as customary closing conditions.
Further details about the terms, conditions, risk factors, tax considerations and other factors that should be considered in evaluating the Exchange Offer and Consent Solicitation are set forth in a Schedule TO, which includes an Offer to Exchange and related materials. Such materials were filed with the Securities and Exchange Commission (the “SEC”) today and will be distributed to holders of the Convert Notes in accordance with SEC rules beginning today. Before any holder tenders Convert Notes or otherwise makes any decision with respect to the Exchange Offer and Consent Solicitation, such holder is urged to read the Schedule TO, including the Offer to Exchange and the related materials, and any amendments to such documents, when they become available, and the documents that are incorporated by reference into such documents, because they contain important information. These materials are available free of charge at the SEC’s website — www.sec.gov. In addition, copies of the Offer to Exchange and the related Letter of Transmittal and other documents are available free of charge to holders of the Company’s outstanding Convert Notes from the Information Agent for the Exchange Offer and Consent Solicitation, Globic Advisors at (212) 227-9699.
The Exchange Offer and Consent Solicitation is being made solely by means of the above referenced documents. This press release is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to buy or sell, any securities of the Company. The shares of Common Stock and New Notes issuable in the Exchange Offer have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. None of the Company or its affiliates, the Information Agent or any other person or entity is making any recommendation as to whether or not holders should tender their Convert Notes in connection with the Exchange Offer.

About Ambassadors International, Inc.
Ambassadors International, Inc. is primarily a cruise company. The Company operates Windstar Cruises, an international, luxury cruise line. The Company is transitioning its headquarters from Newport Beach, California to Seattle, Washington. In this press release, any reference to “Company,” “Ambassadors,” “management,” “we,” “us” and “our” refers to Ambassadors International, Inc. and its management team.
Forward-Looking Statements
This press release contains forward-looking statements, including, without limitation, statements regarding the timing and terms of the Exchange Offer and Consent Solicitation and similar matters, and the Company’s business that involve various risks and uncertainties. The forward-looking statements contained in this release are based on our current expectations and entail various risks and uncertainties that could cause our actual results to differ materially from those suggested in our forward-looking statements. We believe that such risks and uncertainties include, among others, failure to consummate successfully the Exchange Offer and Consent Solicitation or otherwise restructure our outstanding debt; adverse conditions in the capital markets; our ability to obtain stockholder approval in connection with the Exchange Offer and Consent Solicitation; changes in federal or state securities laws; our ability to effectively divest our non-strategic divisions; general economic and business conditions; overall conditions in the cruise, travel and insurance industries; potential claims related to our reinsurance business; further declines in the fair market value of our investments; lower investment yields; unexpected events that disrupt the operations of our cruise operations; environmental related factors; our ability to compete effectively in the U.S. and international cruise markets; our ability to identify attractive acquisition targets and consummate future acquisitions on favorable terms; our ability to estimate accurately contract risks; our ability to service our debt and other factors discussed more specifically in our annual, quarterly and current reports filed with the SEC on Forms 10-K, 10-Q and 8-K. We are providing this information as of the date of this release and do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.
Additional Information
For further information, please contact Tammy Smolkowski of Ambassadors International, Inc. at (206) 292-9606.